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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLINGTON SHIELDS & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 44TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID V. SHIELDS (212)320-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH LLP
(Name – *if individual, state last, first, middle name*)

685 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GA

OATH OR AFFIRMATION

I, DAVID V. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELLINGTON SHIELDS & CO., LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
STEVEN FRIEDFERTIG
No. 01FR6305262
Exp. 06/09/2018
QUEENS COUNTY
STATE OF NEW YORK

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLINGTON SHIELDS & CO.LLC

MEMBER NEW YORK STOCK EXCHANGE

140 Broadway New York, NY 10005

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

FOR THE YEAR ENDED DECEMBER 31, 2017

CONTENTS

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of Wellington Shields & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wellington Shields & Co., LLC (a wholly owned subsidiary of Wellington Shields Holdings, LLC) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wellington Shields & Co., LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Wellington Shields & Co., LLC's financial statement. The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k), and therefore no "Computation for Determination of Reserve Requirements" or "Information for Possession or Control Requirements" under that rule have been provided. The supplemental information is the responsibility of Wellington Shields & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Marks Paneth LLP

We have served as Company's independent auditors since 2016.

New York, New York
February 28, 2018

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 4,304,727
Securities owned, at fair value	2,139,953
Deposits with clearing broker-dealers	100,000
Receivable from broker-dealer	363,275
Receivable from affiliate	526,721
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation in the amount of $1,964,736	469,636
Restricted cash	300,000
Prepaid expenses and other assets	648,867
Total assets	$ 8,853,179

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 2,803,180
Payable to broker-dealer	203,801
Deferred revenue	725,000
Total liabilities	3,731,981
Commitments and contingencies	
Member's equity	5,121,198
Total liabilities and member's equity	$ 8,853,179

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the New York Stock Exchange and the Financial Industry Regulatory Authority (FINRA) and is a wholly-owned subsidiary of Wellington Shields Holdings, LLC ("Holdings"). The Company's principal line of business is conducting securities transactions for its customers located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions are recorded by the Company on the trade date. Securities owned and securities sold, not yet purchased, are stated at fair value. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities received as compensation for investment banking transactions are recorded at fair value on the date received.

Securities are reported at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. See Note 3 for discussion of fair value measurements.

Deposits with Clearing Brokers

The Company does not carry accounts for customers or perform custodial functions related to customer securities. Deposits with Clearing Brokers represents cash held at that broker.

2. (cont'd)

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over five or seven years, which approximates their useful lives, using the straight-line method. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is ten years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance and repairs, are expensed as incurred.

Management reviews the carrying value for impairment in value and determines if any adjustments are required. No impairment losses have been recognized for the year ended December 31, 2017.

Income Taxes

The Company was organized as a limited liability company in 2008 and is included in the federal partnership tax returns filed by Holdings. Accordingly, no provisions for income taxes are required in these financial statements as the items of income or loss will be included in the tax returns of Holdings' members.

Although the Company itself is not directly subject to income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of Holding's members. Therefore, GAAP requires that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2017 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

Fair Value Hierarchy

Accounting principles related to fair value measurements establish a framework for measuring fair value, and establishes a hierarchy of fair value inputs for valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. (cont'd)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access as the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less unobservable in the market, the determinates of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. SECURITIES OWNED

Exchange Traded Equity Securities

Exchanged traded securities are generally valued based on quoted market prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or 3 of the fair value hierarchy. Securities categorized in level 2 are classified as such as the securities are restricted or not actively traded.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS are valued based on trades, bid price or spread data, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and Libor and swap curves, discount rates, market data feeds from commercial vendors, derivative indices, loan level information including without limitation loan loss, recovery and default rates, prepayment

3. (cont'd)

speeds, trustee reports, investor reports, and servicer reports and is obtained from observed transactions or independent third parties such as vendors or clearing brokers.

State and Municipal Bonds

The fair value of state and municipal securities is determined using trades, bid price or spread, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and Libor and swap curves, market data feeds such as municipal securities rulemaking board, new issues, financial statements and trustee reports and is obtained from observed transactions or independent third parties such as vendor or clearing brokers.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis

As of December 31, 2017

	Level 1	Level 2	Level 3	Total
Securities owned:				
Residential mortgage backed securities	$ -	$ 191,659	$ -	$ 191,659
State and municipal bonds	-	1,948,294	-	1,948,294
	$ -	$ 2,139,953	$ -	$ 2,139,953

The aggregate cost of securities was $2,176,138 at December 31, 2017.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and equipment	5-7	$ 1,882,879
Leasehold improvements	10	551,493
		2,434,372
Less accumulated depreciation/amortization		1,964,736
Net furniture, equipment and leasehold improvements		$ 469,636

5. EMPLOYEE BENEFIT PLAN

Employees' Savings and Investment Plan

The Company sponsors a 401(k) deferred contribution plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions to the plan. The Company made no contribution to the plan for the year ended December 31, 2017.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates between May 31, 2017 and September 30, 2024.

On December 18, 2013 the Company signed an extension and second amendment to lease assumed from a member of Holdings, to extend the term of the lease commencing January 1, 2014 and terminating September 30, 2024. Annual rent ranges from $891,792 plus operating and real estate tax escalations at the beginning of the lease to $1,003,266 for the final three years of the agreement. Under the terms of the agreement the company was not required to pay rent for the first nine months of the agreement. The Company was also entitled to receive reimbursement from the landlord for up to $836,055 in renovations to the office space. A total of $551,493 was reimbursed from the landlord for renovations, with the remaining $284,562 converted to free rent, and used by the Company as per the "Free Rent Elective Amount" provision of the agreement.

Future minimum annual lease payments under operating leases are as follows:

Year Ending December 31,	Minimum Lease Payment
2018	$ 1,080,161
2019	1,005,566
2020	960,352
2021	973,702
2022	1,011,054
Thereafter	1,755,716
	$ 6,786,551

6. (cont'd)

For financial statement purposes, rent expense is accounted for on a straight line basis. Accordingly, the statement of financial condition reflects a deferred rent liability of $994,975 for the excess of the expense charged compared to the amount paid in accordance with the lease.

Arbitration Proceedings and Litigation

In July 2017, an adversary complaint was brought in bankruptcy court in Tampa, Florida against the Company. The claimant alleged many causes of action against the Company which the Company believes are without merit. The Company has moved to dismiss the complaint, which motion has been fully briefed but stayed pending in mediation, likely in March 2018. The Company has denied liability and is seeking to resolve the matter through settlement funded primarily by its insurer. The Company has accrued a total of $500,000 to cover attorney's fees and costs as well as any contribution to a settlement.

Letter of Credit

A commitment under a standby letter of credit expiring on December 31, 2024 was amended and reduced by $100,000 to $300,000 during the year and is reflected as restricted cash at December 31, 2017.

Deferred Revenue

On February 4, 2016, the Company received a signing bonus from its clearing broker-dealer in the amount $1,125,000. Under the terms of the Amendment to the Clearing Agreement, the Company is subject to a Termination Fee in the event that it terminates the Agreement prior to its expiration on January 31, 2021. Accordingly, the Company has recorded the payment as deferred revenue for 2016 and will be recognizing a portion of the liability to Other Income in conjunction with the termination fee schedule as follows:

Termination in Year	Deferred Revenue (Liability)	
Feb 1, 2017 – Jan 31, 2018	$	725,000
Feb 1, 2018 – Jan 31, 2019		600,000
Feb 1, 2019 – Jan 31, 2020		350,000
Feb 1, 2020 – Jan 31, 2021		350,000
Feb 1, 2021 Termination	$	-

As of December 31, 2017, the deferred revenue balance stood at $725,000.

7. RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliate related by common ownership. Allocation of expenses to this affiliate is based on management estimates per terms of the intercompany expense allocation agreement. For the year ended December 31, 2017 expenses aggregating $1,935,202 were allocated to this affiliate, and at December 31, 2017 the receivable from this affiliate was $526,721 which is due on demand, and repayable on a quarterly basis.

8. NET CAPITAL REQUIREMENT

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $3,826,356 which was $3,610,115 in excess of its required net capital of $216,241. The Company's net capital ratio was 0.08477 to 1.

9. CONCENTRATIONS OF CREDIT RISK

The Company invests its excess cash in deposits with financial institutions, money market funds, and securities issued by the U.S. and local governments. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from affiliated entities. No losses have been incurred to date.

The Company is subject to credit risk in the event that its clearing broker is unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts and with its clearing broker which, at times may exceed federal insured and SIPC limits. The bank and clearing broker are affiliated with each other. At December 31, 2017, cash in bank deposits exceeded federal insured limits by $150,000. At December 31, 2017, cash held by the clearing broker exceeded SIPC insured limits by $3,930,000. The Company has not experienced any losses in such accounts.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's transactions are cleared by its clearing broker-dealer pursuant to a clearance agreement. Although the Company clears its transactions through its clearing broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the

10. (cont'd)

Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2017, the cash held by the clearing broker in excess of SIPC insured limits and substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

11. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, (Topic 606) *Revenue from Contracts with Customers*, which provides guidance for revenue recognition. The pronouncement requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company has implemented the cumulative effect adjustment method to the opening retained earnings. The Company adopted Topic 606 as of January 1, 2018 and the adoption of Topic 606 does not have a material impact on the financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, (Topic 842) *Leases,* which establishes a right of use model ("ROU") that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. For lessors, the new standard requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor does not convey risks and rewards or control, then the lease would be classified as an operating lease. The new standard requires a modified retrospective approach to adoption. The Company is currently evaluating the impact Topic 842 will have on its financial statements.

12. SUBSEQUENT EVENTS

The Company has evaluated, for potential recognition and disclosure, subsequent events as of the date of the statement of financial condition through February 28, 2018, the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

NET CAPITAL		
Member's equity		$ 5,121,198
Add:		
Allowable credits - discretionary bonuses		99,300
Total capital		5,220,498
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 80,575	
Receivable from affiliate	526,721	
Other receivable	3,005	
Restricted cash	300,000	
Prepaid expenses and other assets	384,886	
		1,295,187
Other deductions and/or charges		3,500
Net capital before haircuts on securities positions		3,921,811
Haircuts on securities:		
Exempted securities		95,455
Net capital		$ 3,826,356

SCHEDULE I
(Continued)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other liabilities	$ 3,243,620
Total aggregate indebtedness	$ 3,243,620
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 216,241
Net capital at 1,500 percent	$ 3,610,115
Excess net capital at 1,000 percent	$ 3,501,994
Ratio: aggregate indebtedness to net capital	0.08477 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17-A-5 as of December 31, 2017.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE OF BROKER AND DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k), and therefore no "Computation for Determination of Reserve Requirements" under that rule has been provided.

SCHEDULE III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k), and therefore no "Computation for Determination of Reserve Requirements" under that rule has been provided.